Exhibit 12.1

REX ENERGY CORPORATION

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Years ended December 31,
(in thousands, except ratios)	2016		2015		2014	2013	2012
Computation of earnings (loss):
Income (loss) from continuing operations before income tax	$(195,201)		$(346,752)		$31,971	$9,201	$70,904
Add: Fixed charges	92,498		67,570		48,426	31,519	10,438
Add: Equity method investment loss	—		411		813	763	3,921
Less: Capitalized interest	2,681		7,732		7,259	7,548	3,017
Less: Preferred Stock dividend requirements	5,091		9,660		2,335	—	—
Earnings (loss)	$(110,475)		$(296,163)		$71,616	$33,935	$82,246

Computation of fixed charges:
Interest expense	$53,519		$47,783		$36,945	$22,626	$6,398
Add: Amortization of premium (discount) on Senior Notes, net	5,179		380		353	180	(8)
Add: Capitalized interest	2,681		7,732		7,259	7,548	3,017
Add: Amortized loan costs	26,028		2,015		1,534	1,165	1,031
Add: Preferred Stock dividend requirements	5,091		9,660		2,335	—	—
Fixed charges, as defined	$92,498		$67,570		$48,426	$31,519	$10,438

Ratio of earnings (loss) to fixed charges and preferred stock dividends	—	(1)	—	(1)	1.5	1.1x	7.9x

(1)

Due to our net losses for the years ended December 31, 2016 and 2015, the coverage ratio for each of these periods was less than 1:1. To achieve a coverage ratio of 1:1, we would have needed additional earnings of approximately $203.0 million and $363.7 million for the years ended December 31, 2016 and 2015, respectively.